SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

BERGER HOLDINGS, LTD.
(Name of Subject Company (Issuer))

AMERIMAX PENNSYLVANIA, INC.

EURAMAX INTERNATIONAL, INC.
(Names of Filing Persons (Offerors))

COMMON SHARES, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

084037407
(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

R. Scott Vansant
Vice President and Chief Financial Officer
Amerimax Pennsylvania, Inc.
5445 Triangle Parkway, Suite 350
Norcross, Georgia 30092
Telephone: (770) 449-7066
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Geraldine A. Sinatra, Esq.
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$29,767,143	$2,408*
*
This amount was previously paid.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE 13D

CUSIP No.    084037407         Page 2 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerimax Pennsylvania, Inc. IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF/OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,073,044*
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,073,044*

CUSIP No.    084037407         Page 3 of 11

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,073,044*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named therein.

SCHEDULE 13D

CUSIP No.    084037407         Page 4 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amerimax Fabricated Products, Inc. IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF/OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,073,044*
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,073,044*

CUSIP No.    084037407         Page 5 of 11

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,073,044*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named therein.

SCHEDULE 13D

CUSIP No.    084037407         Page 6 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Euramax International, Inc. IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK/OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER 3,073,044*
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 3,073,044*

CUSIP No.    084037407         Page 7 of 11

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,073,044*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
See the "Introduction" and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Option Agreement, dated as of October 10, 2003, by and among Euramax International, Inc., Amerimax Pennsylvania, Inc., Berger Holdings, Ltd. and certain shareholders named therein.

        This statement constitutes (a) Amendment No. 2 (the "Amendment") to the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission on October 20, 2003 by Amerimax Pennsylvania, Inc., a Pennsylvania corporation (the "Purchaser"), and Euramax International, Inc., a Delaware corporation ("Parent"), relating to the Purchaser's offer to purchase all of the outstanding common shares, par value $.01 per share (the "Shares"), of Berger Holdings, Ltd., a Pennsylvania corporation (the "Company"), and the associated rights to purchase shares of junior participating preferred stock of the Company issued pursuant to the Rights Agreement, dated as of August 21, 1998, as amended, by and between the Company and Oxford Transfer & Registrar, as rights agent, at a purchase price of $3.90 per share, net to the seller in cash and (b) Amendment No. 2 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 20, 2003. The terms and conditions of the offer are described in the Offer to Purchase, dated October 20, 2003 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11. Additional Information.

        Item 11 of the Statement is hereby amended and supplemented to include the following:

          The first three paragraphs of the subsection entitled "Other Financial Information" of Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") are hereby amended and restated in their entirety to read as follows:

            "Other Financial Information. During the course of the discussions between Parent and the Company that led to the execution of the Merger Agreement, the Company provided Parent or its representatives with certain information about the Company and its financial performance which is not publicly available. The information provided included financial projections for the Company as an independent company. The following is a summary of selected projected financial information provided to Parent by the Company.

Summary Selected Projected Income Statement Data
	Third Quarter 2003	Fourth Quarter 2003	Fiscal Year End 2003
Net Sales	$13,300,000	$11,765,000	$46,506,467
Pre Tax Net Income	$1,288,900	$675,162	$2,254,018
Net Income	$747,562	$391,594	$1,307,530

            The foregoing projections are based on, among other things, the following assumptions: (i) an approximate 4% net sales increase from the comparable periods in fiscal year 2002, (ii) an approximate 3.5% decline in pricing margins from the comparable periods in fiscal year 2002 and (iii) a net reduction in operating and other expenses of $674,500 from the comparable periods in fiscal year 2002, which included expected reductions in payroll and overhead expenses and consulting fees, offset by increases in insurance expense and professional fees."

          The first paragraph of Section 15 of the Offer to Purchase ("Certain Conditions of the Company") is hereby amended and restated in its entirety to read as follows:

            "Notwithstanding any other provision of the Offer or the Merger Agreement, in addition to (and not in limitation of) Purchaser's rights pursuant to the Merger Agreement to extend and amend the Offer in accordance with the Merger Agreement, Purchaser will not be

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    required to accept for payment or, subject to Rule 14e-1(c) of the Exchange Act, pay for and may delay the acceptance for payment of or, subject to Rule 14e-1(c) of the Exchange Act, the payment for, any Shares not theretofore accepted for payment or paid for, and Purchaser may terminate or amend the Offer (subject to the terms of the Merger Agreement) if in the reasonable judgment of Purchaser (i) the Minimum Condition shall not have been satisfied immediately prior to the expiration of the Offer or (ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer (except in the case of conditions related to regulatory matters which may be asserted at any time prior to the acceptance of such Shares for payment), any of the following conditions has occurred and continues to exist:"

          The penultimate paragraph of Section 15 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:

            "which, in the reasonable judgment of Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase of, or payment for Shares."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EURAMAX INTERNATIONAL, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 10, 2003
AMERIMAX PENNSYLVANIA, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 10, 2003
AMERIMAX FABRICATED PRODUCTS, INC.
	By:	/s/ R. SCOTT VANSANT Name: R. Scott Vansant Title: Vice President and Chief Financial Officer
Dated: November 10, 2003

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*
(a)(5)(A)	Press Release issued on October 13, 2003, incorporated herein by reference to the Schedule TO-C, filed by Euramax International, Inc. on October 14, 2003.*
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 20, 2003.*
(a)(5)(C)	Press Release issued by Euramax International, Inc. on October 20, 2003.*
(b)(1)
Third Amended and Restated Credit Agreement among Euramax International, Inc., certain subsidiaries of Euramax International, Inc. named therein, the financial institutions who are parties thereto, as lenders and Wachovia Bank National Association, as the issuer, swing loan lender, and agent.*
(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.*
(d)(2)	Tender and Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc., Berger Holdings, Ltd. and certain Shareholders.*
(d)(3)	Stock Option Agreement, dated as October 10, 2003, by and among Amerimax Pennsylvania, Inc., Euramax International, Inc. and Berger Holdings, Ltd.*
(d)(4)	Confidentiality and Exclusivity Letter Agreement dated as of August 4, 2003 by and between Euramax International, Inc. and Berger Holdings, Ltd., as amended.*
(d)(5)	Employment Agreement between Amerimax Pennsylvania, Inc. and Francis E. Wellock, dated as of October 10, 2003.*
(d)(6)	Employment Agreement between Amerimax Pennsylvania, Inc. and Paul L. Spiese, dated as of October 10, 2003.*
(d)(7)	Employment Agreement between Amerimax Pennsylvania, Inc. and Gregory Weiderman, dated as of October 10, 2003.*
(g)	Not applicable.
(h)	Not applicable.
*
Denotes Exhibit has been previously filed with the Securities and Exchange Commission.

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